Exhibit (e)(28)
As part of the agreement that Avocent entered into with Emerson Electric Co., all restricted stock units held by employees will be assumed by Emerson. This means that your Avocent RSUs will be converted to Emerson RSUs, and when they vest, they will be paid in shares of Emerson common stock. These Emerson RSUs will continue to be subject to the same terms and conditions, including vesting, that currently apply to your Avocent RSUs.
The number of restricted stock units you have will be adjusted to account for the conversion from Avocent to Emerson stock. Your total number of Avocent shares will be multiplied by an exchange ratio determined by the closing price of Emerson stock on the day of the conversion. Below is an example to show you how the new number of shares will be calculated.
EXAMPLE: Suppose you have restricted stock units covering 1,000 shares of Avocent common stock. Let’s assume that on the day the conversion takes place, Emerson common stock closes at $40.00 per share. Emerson Electric plans to launch a tender offer to purchase all of Avocent’s issued and outstanding common stock at $25.00 per share.
The exchange ratio is determined by the following equation: $25.00/$40.00 = .625.
Your new quantity of Emerson RSUs: 1,000 x .625 = 625 shares.
We anticipate that once the conversion has taken place, Emerson will notify you of the exact number of Emerson RSUs you have, rounded down to the nearest whole number of shares.

Frequently Asked Questions
Q: What is a tender offer?
A: A tender offer is a offer made to shareholders of record to buy their shares at a specific price during a specific period of time. Emerson Electric’s cash tender offer will be for $25.00 per share.
Q: If my RSUs have already vested, can I sell my shares on the open market now?
A: Yes. You may sell your RSUs as you normally would until the day of the conversion. Employees on the blackout list are subject to the usual trading restrictions during the blackout period. All employees subject to blackout period restrictions have been notified and will be notified again when the blackout period has ended and they are free to trade.
Q: When will Emerson assume my RSUs?
A: Your outstanding RSUs will be assumed by Emerson immediately following the expiration of the tender offer.
Q: What will happen to my outstanding RSUs if I am no longer employed by Avocent on the conversion date?
A: Any unvested RSUs will be forfeited upon your termination of service with Avocent, unless you have an agreement with Avocent that provides otherwise.
Q: After Emerson assumes my RSUs, may I sell the shares of Emerson common stock that I receive upon vesting?
A: Not immediately. For a short period of time following the assumption of Avocent RSUs by Emerson, Avocent employees and contractors will be restricted from trading their shares of Emerson common stock until Emerson registers the converted shares with the Securities and Exchange Commission. Emerson expects this filing to occur promptly following the conversion and Emerson or Avocent will notify you once the restriction has been lifted.
Q: How do I know the status of my RSUs?
A: To access your Smith Barney account that contains your individual RSU information, click here.
Q: Who do I contact with additional questions about my RSUs?
A: For questions regarding your Smith Barney account, please contact customer support at 1-888-873-1194 or 1-210-677-3712. For all other questions, please contact Avocent’s Equity Administrator, Katherine Baker.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
The tender offer for the outstanding shares of Avocent Corporation (the “Company”) described herein commenced on October 15, 2009. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Emerson’s tender offer or otherwise. Any offers to purchase or solicitations of offers to sell are being made only pursuant to the Tender Offer

Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which was filed with the U.S. Securities and Exchange Commission (“SEC”) by Globe Acquisition Corporation, a wholly owned subsidiary of Emerson on October 15, 2009. In addition, on October 15, 2009, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. The Company’s stockholders are advised to read these documents, any amendments to these documents, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Emerson’s tender offer because they contain important information, including the terms and conditions of the offer. The Company’s stockholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at (256) 261-6482.

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